July 3, 2019

Daniel A. Strauss
Chief Executive Officer
GlassBridge Enterprises, Inc.
510 Madison Avenue, 9th Floor
New York, NY 10022

       Re: GlassBridge Enterprises, Inc.
           Proxy Materials on Form PRE 14A
           Filed June 14, 2019
           Proxy Materials on Form DEF 14A
           Filed June 28, 2019
           Proxy Materials on Form DEFR 14A
           Filed July 3, 2019
           File No. 001-14310

Dear Mr. Strauss:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services